EXHIBIT 99.2

Yemen LNG Update

Paris, November 8, 2019

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The Balhaf facility is operated by Yemen LNG, in which Total has a 39.6% interest alongside U.S.-based Hunt Oil (17.2%), South Korea’s SK Innovation, Hyundai and Kogas (a combined 21.4%) and Yemen’s state-owned YGC and state organization GASSP (a combined 21.7%). Total therefore does not have a controlling interest in Yemen LNG and does not intervene directly at the Yemen LNG-operated Balhaf site. It acts indirectly, as a shareholder or via personnel assigned to the joint venture.

•	Total’s expatriate employees left Yemen in 2015.

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Total’s actions since 2015 as a Yemen LNG shareholder have been solely intended to (i) ensure the safety of local employees, and (ii) preserve the Balhaf site so that it can resume LNG production once peace has been restored in Yemen.

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In April 2017, Yemen LNG informed Total that the U.N.-recognized government of Yemen had requisitioned some of the Balhaf facilities, which were de facto unused, for the coalition forces supporting the government.

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Yemen LNG complied with the order by the Yemeni government. Two distinct areas were established. They are fenced off and have their own separate entrances. Responsibility for managing the requisitioned areas has been transferred in full to the coalition forces.

•	Total does not have any specific information on how the coalition is using the requisitioned areas.

•	Since 2015, neither Yemen LNG nor Total have received any profit, compensation or advantage of any kind related to this situation.

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In fact, since 2015, Total and the other foreign shareholders have continued to finance Yemen LNG at a loss, to preserve the site and continue supplying power and water to local communities. The Balhaf plant has therefore remained in good condition.

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Total considers that the site cannot resume operations safely in light of the security and political situation at both the national and local levels. The damage to the Yemen LNG pipeline in June 2019 is evidence of that. Total obviously hopes that it will be possible in the future to restart LNG production, once again contributing to the revenues of the Republic of Yemen.

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